   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 1999
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                              SPORTSLINE USA, INC.
                                (Name of Issuer)

                              SPORTSLINE USA, INC.
                      (Name of Person(s) Filing Statement)
                   5% CONVERTIBLE SUBORDINATED NOTES DUE 2006
                         (Title of Class of Securities)

                                  848934 AA 3
                                  848934 AB 1
                                  848934 AC 9
                     (CUSIP Number of Class of Securities)
                                  MICHAEL LEVY
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              SPORTSLINE USA, INC.
                               6340 N.W. 5TH WAY
                         FORT LAUDERDALE, FLORIDA 33309
                                 (954) 351-2120
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
            Communications on Behalf of Person(s) Filing Statement)

                                With a copy to:

                            KENNETH C. HOFFMAN, ESQ.
                            GREENBERG TRAURIG, P.A.
                              1221 BRICKELL AVENUE
                              MIAMI, FLORIDA 33131
                             PHONE: (305) 579-0500
                              FAX: (305) 579-0717

                               SEPTEMBER 21, 1999
     (Date tender offer first published, sent or given to security holders)
                           CALCULATION OF FILING FEE

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            TRANSACTION VALUATION                            AMOUNT OF FILING FEE
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
                $67,500,000(1)                                    $13,500(2)
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

[ ] Check box if any part of the fee is offset by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing and registration statement number, or the form or schedule and the date of filing.

AMOUNT PREVIOUSLY PAID:     None              FILING PARTY:   Not Applicable
FORM OR REGISTRATION NO.:   Not Applicable    DATE FILED:     Not Applicable

---------------------------

(1) Estimated for purposes of calculating the amount of the filing fee only. The purchase price for the 5% Convertible Subordinated Notes due 2006 (the "Notes"), as described herein, is $750 per $1,000 principal amount of the Notes. As of September 20, 1999, there were $90,000,000 aggregate principal amount of the Notes outstanding, resulting in an aggregate purchase price, assuming all of the Notes are tendered, of $67,500,000.
(2) Calculated as 1/50th of one percent of the transaction value.
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

                                  INTRODUCTION

     This Issuer Tender Offer Statement (the "Statement") is being filed with the Securities and Exchange Commission by SportsLine USA, Inc., a Delaware corporation (the "Company"), in connection with an offer to purchase (the "Tender Offer") by the Company any and all of its outstanding 5% Convertible Subordinated Notes due 2006 (the "Notes"). A copy of the Offer to Purchase, dated September 21, 1999 (the "Offer to Purchase") is attached hereto as Exhibit
(a)(1). Pursuant to General Instruction B to Schedule 13E-4, certain information contained in the Offer to Purchase is hereby incorporated by reference in answer to items of this Statement.

ITEM 1.  SECURITY AND ISSUER

     (a) The Company is the issuer of the Notes subject to the Tender Offer. The Company's principal executive offices are located at 6340 N.W. 5th Way, Fort Lauderdale, Florida 33309. Reference is made to the information set forth in the Offer to Purchase under the caption "The Company," which information is incorporated herein by reference.

     (b) The Company is offering to purchase any and all of the $90.0 million aggregate principal amount of the Notes outstanding as of September 20, 1999, for a cash purchase price of $750 per $1,000 principal amount of the Notes, plus accrued and unpaid interest from October 1, 1999 up to, but not including, the date of payment. Reference is made to the information set forth on the cover page of the Offer to Purchase and in the Offer to Purchase under the captions "The Notes" and "The Tender Offer," which information is incorporated herein by reference. To the best knowledge of the Company, no Notes are being purchased from any officer, director or affiliate of the Company.

     (c) The Notes are currently traded over-the-counter. Reference is made to the information set forth in the Offer to Purchase under the caption "Market and Trading Information," which information is incorporated herein by reference.

     (d) Not applicable.

ITEM 2.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     (a) The Company expects to use existing cash balances and cash generated by the sale of short-term investments and other cash-equivalents, not to exceed in the aggregate the sum of $67.5 million plus the amount of accrued and unpaid interest from October 1, 1999 up to, but not including, the date of payment, on the aggregate principal amount of Notes actually purchased, to purchase any and all Notes tendered upon consummation of the Tender Offer. Reference is made to the information set forth in the Offer to Purchase under the captions "Purpose of the Tender Offer" and "The Tender Offer," which information is incorporated herein by reference.

     (b) The Company does not intend to borrow, directly or indirectly, any of the funds to be used for the purpose of the Tender Offer.

ITEM 3. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

     The purpose of the Tender Offer is to enable the Company to eliminate or reduce the debt evidenced by the Notes at a substantial discount. All of the Notes purchased by the Company upon the consummation of the Tender Offer will be retired by the Company. Assuming all of the outstanding Notes are tendered to and purchased by the Company pursuant to the Tender Offer, upon such retirement, the Company's total indebtedness will be reduced from approximately $90.2 million to $0.2 million. Reference is made to the information set forth in the Offer to Purchase under the captions "Purpose of the Tender Offer," "The Tender Offer" and "Capitalization," which information is incorporated herein by reference.

ITEM 4.  INTEREST IN SECURITIES OF THE ISSUER

     In August 1999, the Company repurchased $60.0 million in principal amount of Notes in unsolicited open market transactions from persons who were not affiliates of the Company. The following table sets forth the date of each transaction, the amount of securities purchased per transaction and the price per security:

                                                  PRINCIPAL AMOUNT        PRICE PER $1,000
DATE OF PURCHASE                                 OF NOTES PURCHASED   PRINCIPAL AMOUNT OF NOTES
----------------                                 ------------------   -------------------------
08/03/99.......................................      $  500,000               $ 600.00
08/03/99.......................................       5,000,000                 607.50
08/03/99.......................................       2,500,000                 632.50
08/04/99.......................................       2,500,000                 612.50
08/04/99.......................................       2,500,000                 610.00
08/04/99.......................................       5,000,000                 620.00
08/05/99.......................................       2,500,000                 605.00
08/05/99.......................................       2,500,000                 608.80
08/06/99.......................................       2,500,000                 605.00
08/09/99.......................................       2,500,000                 605.00
08/10/99.......................................       5,000,000                 585.00
08/10/99.......................................       5,000,000                 600.00
08/11/99.......................................       5,000,000                 585.00
08/12/99.......................................       5,000,000                 580.00
08/17/99.......................................       5,000,000                 605.00
08/18/99.......................................       5,000,000                 615.00
08/25/99.......................................       2,000,000                 710.00

     Reference is made to the information set forth in the Offer to Purchase under the caption "Market and Trading Information," which information is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER'S SECURITIES

     Not applicable.

ITEM 6.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

     The Company has engaged BancBoston Robertson Stephens Inc. to serve as Dealer Manager, State Street Bank and Trust Company to act as Depositary and Morrow & Co., Inc. to act as Information Agent with respect to the Tender Offer. Reference is made to the information set forth in the Offer to Purchase under the caption "Fees and Expenses," which information is incorporated herein by reference.

ITEM 7.  FINANCIAL INFORMATION

     (a) Reference is made to the financial statements included in "Item 8. Financial Statements and Supplementary Data" in the Company's Annual Report on Form 10-K for the year ended December 31, 1998 and "Item 1. Financial Statements" in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999 and June 30, 1999, which documents are enumerated in the Offer to Purchase under the caption "Incorporation of Certain Information by Reference," all of which information is incorporated herein by reference.

     (b) Not applicable.

ITEM 8.  ADDITIONAL INFORMATION

     (a) Not applicable.

     (b) There are no applicable regulatory requirements which must be complied with or approvals which must be obtained in connection with the Tender Offer other than compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder including, without limitation, Rule 13e-4 promulgated thereunder, and the requirements of state securities or "blue sky" laws.

     (c) Not applicable.

     (d) Not applicable.

     (e) Reference is made to the exhibits hereto, including the Offer to Purchase, which are incorporated in their entirety by reference herein.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

     (a)(1) Offer to Purchase, dated September 21, 1999.

     (a)(2) Form of the Letter of Transmittal.

     (a)(3) Form of Notice of Guaranteed Delivery.

     (a)(4) Form of Letter to Holders of 5% Convertible Subordinated Notes due 2006.

     (a)(5) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     (a)(6) Form of Letter to Clients.

     (a)(7) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     (a)(8) Press Release issued by the Company on September 21, 1999.

     (b)  None

     (c)  None

     (d)  None

     (e)  None

     (f)  None

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 21, 1999

                                          SPORTSLINE USA, INC.

                                          By:       /s/ MICHAEL LEVY
                                            ------------------------------------
                                            Name: Michael Levy
                                            Title: President and Chief Executive
                                              Officer

                                 EXHIBIT INDEX

  EXHIBIT NO.                                DESCRIPTION
  -----------                                -----------
    (a)(1)      --   Offer to Purchase dated September 21, 1999
    (a)(2)      --   Form of Letter of Transmittal
    (a)(3)      --   Notice of Guaranteed Delivery
    (a)(4)      --   Form of Letter to Holders of 5% Convertible Subordinated
                     Notes due 2006.
    (a)(5)      --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                     Companies and Other Nominees.
    (a)(6)      --   Form of Letter to Clients.
    (a)(7)      --   Form of Guidelines for Certification of Taxpayer
                     Identification Number on Substitute Form W-9.
    (a)(8)      --   Press Release issued by the Company on September 21, 1999.